SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number: O-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
(FORMERLY HOME FEDERAL BANCORP EMPLOYEES’ SALARY SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP
501 Washington Street
Columbus, Indiana 47201

REQUIRED INFORMATION

Financial Statement:

A list of the required financial statements filed as part of this Form 11-K is set forth on page 2.  The consent of  Somerset CPA's, P.C. of the incorporation by reference of these financial statements into the Form S – 8 Registration Statement relating to the Plan (Reg. No. 33-58912 is set forth as Exhibit 23.1 hereto.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on the 27th day of June, 2008.

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

By the Plan Committee:

/s/ John K. Keach, Jr.
John K. Keach, Jr.

/s/ Mark T. Gorski
Mark T. Gorski

/s/ Pennie Stancombe
Pennie Stancombe